SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 7)

                    D & E Communications, Inc.
----------------------------------------------------------------
                       (Name of Issuer)

             Common Stock, par value $0.16 per share
----------------------------------------------------------------
                 (Title of Class of Securities)

                           232860106
----------------------------------------------------------------
                         (CUSIP Number)

      December 31, 2000 - Amendment pursuant to Rule 13d-2(b)
----------------------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b) (Qualified Investor)
[ ]  Rule 13d-1(c) (Passive Investor)
[X]  Rule 13d-1(d) (Exempt Investor)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         SCHEDULE 13G

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Anne B. Sweigart

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]

     (b)  [X]

3.   SEC USE ONLY

     -----------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER

     7,255 shares

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER

     2,875,324 shares

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER

     358,499 shares

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER

     40,227 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     398,726 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%

12.  TYPE OF REPORTING PERSON*

     IN

     Mrs. Sweigart has the right to retain 300 shares free from any restrictions on voting and disposition under the Voting Trust Agreement dated as of November 19, 1992, as amended as of December 31, 1995. In addition, Mrs. Sweigart also retains the right to vote all shares held in her name in the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

Item 1(a).  Name of Issuer:  D & E Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            124 East Main Street, P.O. Box 458, Ephrata,
            Pennsylvania 17522-0458

Item 2(a).  Name of Person Filing:  Anne B. Sweigart

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: 150 East Main Street, Ephrata,
            Pennsylvania 17522

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.16 per share

Item 2(e).  CUSIP Number:  232860106

Item 3.     If this statement is filed pursuant to Rule 13d-
            1(b) or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable.

Item 4.     Ownership.

       (a)  Amount Beneficially Owned:  398,726 shares.

       (b)  Percent of Class:  5.4%.

       (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:
                 7,255 shares

           (ii)  shared power to vote or to direct the
                 vote:  2,875,324 shares

          (iii)  sole power to dispose or to direct the
                 deposition of:  358,499 shares

       Mrs. Sweigart and certain other shareholders of the issuer are parties to a Voting Trust Agreement dated as of November 19, 1992, and amended as of December 31, 1995 (the "Voting Trust"). The voting trustees named therein have the right to exercise shared voting power with respect to the shares subject to the Voting Trust on all matters submitted to the issuer's shareholders for a vote. Such trustees have no investment power with respect to such shares. Mrs. Sweigart is a voting trustee of the Voting Trust and therefore exercises shared voting powers with the other trustees over the shares referenced in Item 4(c)(ii), but exercises sole investment power only with respect to the shares referenced in Item 4(c)(iii). Mrs. Sweigart disclaims beneficial ownership of the shares referenced in Item 4(c)(ii). By its terms, the Voting Trust Agreement expires November 17, 2002.

           (iv) shared power to dispose or to direct the deposition of: 40,227 shares

       Mrs. Sweigart is co-trustee of a separate trust that also owns shares that have been contributed to the Voting
       Trust, and as such she exercises shared investment power, but not voting power, with respect to such shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         Not Applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                              /s/ Anne B. Sweigart
                              ----------------------------------
                                  Anne B. Sweigart